Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Cheryl Brown
Amanda Ravitz

    Re:    Healthcare Services Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2023
File No. 000-12015

Dear Ms. Brown and Ms. Ravitz:

I am writing to submit the responses of Healthcare Services Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 9, 2023 (the “Comment Letter”), relating to the above referenced Definitive Proxy Statement on Schedule 14A (File No. 000-12015) filed by the Company on April 28, 2023 (“Proxy Statement”).

For ease of review, I have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Proxy Statement.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023
Pay versus Performance, page 25

1.Please clarify the peer group you have used for purposes of the peer group total shareholder return column in the pay versus performance table. Refer to footnote 4 where you indicate that you have not identified a peer group based on either industry classification or financial characteristics. It also appears that your peer group is not the same as the index you use for disclosures under Regulation S-K Item 402(b), since that index is based upon financial characteristics. Regulation S-K Item 402(v)(2)(iv) requires that you use the same index or issuers you use for purposes of Regulation S-K Item 201(e)(1)(ii) or, if applicable, the companies you use as a peer group for purposes of your Regulation S-K Item 402(b) disclosures. If the peer group is not a published industry or line-of-business index, the identity of the issuers composing the group must be disclosed in a footnote.

Response: The Company will revise future proxy disclosures to clarify that for purposes of the peer group total shareholder return column in the pay versus performance table it used the peer group it uses for purposes of Regulation S-K Item 201(e)(1)(ii).

2.We note that in naming your non-PEO named executive officers, you include Mr. McBryan “in his role as Executive Vice President, Chief Revenue Officer & Director.” It is not clear whether this is intended to be limiting disclosure. If so, please ensure that the amounts reported for the Summary Compensation Table total and compensation actually paid in the pay versus performance table include all compensation required under Regulation S-K Item 402(v)(2)(ii) and (iii). Refer to C&DI Question 128D.02regarding exclusion of other non-NEO compensation and the change in value of awards during the executive’s tenure as a NEO, which should be included in the calculation of compensation actually paid.

Response: The Company will revise future proxy disclosures to remove the reference to “in his role as” when describing Mr. McBryan’s position, as this statement was not intended to be limiting disclosure regarding Mr. McBryan’s compensation.

3.Please provide a clear description of the relationship between your total shareholder return and the total shareholder return of the peer group you selected for your pay versus performance table, as required by Regulation S-K Item 402(v)(5)(iv).

Response: The Company will revise future proxy disclosure to provide a clear description of the relationship between its total shareholder return and the total shareholder return of its peer group as required by Regulation S-K Item 402(v)(5)(iv).

Please contact me at 1(800) 363-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Theodore Wahl
Theodore Wahl, Chief Executive Officer

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP